Exhibit 99.12

PRESS RELEASE

Netherlands: TotalEnergies acquires a stake in the OranjeWind offshore wind farm in view of supplying green hydrogen to its
European refineries and lowering their emissions

Paris, July 24, 2024 – TotalEnergies today signed agreements with German renewable developer RWE, to acquire a 50% stake in OranjeWind, a 795 MW offshore wind farm under development in the Netherlands. TotalEnergies will dedicate its share of the renewable electricity production from this project to power 350 MW electrolyzer projects. These will produce about 40,000 tons per year of green hydrogen for the decarbonization of TotalEnergies’ refineries in Northern Europe.

Producing green hydrogen to decarbonize our refineries

TotalEnergies plans to decarbonize its European refineries’ hydrogen and cut its CO2 emissions by around 5 million tons per year by 2030. In this context, the Company intends to allocate its share in OranjeWind to produce electricity to generate green hydrogen via electrolysis. The production of this green or low-carbon hydrogen, which will replace the hydrogen currently consumed in TotalEnergies' refineries, will avoid the emission of approximately 400,000 tons of CO2 per year.

The project is a new milestone towards TotalEnergies’ goal of a 40% reduction in net greenhouse gas emissions linked directly to its oil and gas operations (Scope 1 and 2) by 2030, compared to the 2015 baseline.

OranjeWind, an integrated, innovative offshore wind project

Located in the North Sea, about 53 km off the Dutch coast, the OranjeWind project was won by RWE in 2022 as part of the Dutch Hollandse Kust West VII tender. RWE then committed to developing electrolyzers, to which TotalEnergies will now also contribute.

In addition to producing green power and hydrogen, OranjeWind will also support the stability of the Dutch grid with its electric boilers and battery storage. Construction of the wind farm is scheduled to start in 2026, with full commissioning expected in early 2028.

"We are delighted to working with RWE, a major player in renewables, on a project that will enable us to develop production of green hydrogen, which we need to decarbonize our refineries in northern Europe. This integrated, innovative project perfectly illustrates our pioneering role in the energy transition in Europe, especially through the emergence of offshore wind power linked to green hydrogen electrolyzers in the Netherlands," said Stephane Michel, President Gaz Renewables & Power and Bernard Pinatel, President, Refining & Chemicals, TotalEnergies.

“The Netherlands is one of our strategic core markets to grow our green portfolio. In TotalEnergies I am delighted to have a strong partner at our side with whom we can realize our first offshore wind project in the Netherlands and at the same time unlock the full system integration of OranjeWind. Together, we will provide a blueprint for the Dutch energy system of the future, designed to tackle the challenges of intermittent wind generation and flexible energy demand. As key players in the Dutch energy market, we are both committed to helping the Netherlands meet its decarbonization targets,” said Sven Utermöhlen, CEO RWE Offshore Wind

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About RWE

RWE is leading the way to a green energy world. With its investment and growth strategy Growing Green, RWE is contributing significantly to the success of the energy transition and the decarbonisation of the energy system. Around 20,000 employees work for the company in almost 30 countries worldwide. RWE is already one of the leading companies in the field of renewable energy. Between 2024 and 2030, RWE will invest 55 billion euros worldwide in offshore and onshore wind, solar energy, batteries, flexible generation, and hydrogen projects. By the end of the decade, the company’s green portfolio will grow to more than 65 gigawatts of generation capacity, which will be perfectly complemented by global energy trading. RWE is decarbonising its business in line with the 1.5-degree reduction pathway and will phase out coal by 2030. RWE will be net-zero by 2040. Fully in line with the company’s purpose - Our energy for a sustainable life.

About RWE and offshore wind

RWE is one of the world’s leading players in offshore wind with 19 offshore wind farms in operation. Beside OranjeWind the company is currently constructing three large-scale offshore wind farms: the 1.4-GW Sofia project off the UK’s east coast, the 1.1-GW Thor wind farm off the Danish coast and the Nordseecluster with a total capacity of 1.6 GW north of the German island of Juist. RWE aims to triple its global offshore wind capacity from 3.3 GW currently to 10 GW by 2030.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnerg ies is building a world class cost -competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnerg ies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 16 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), and Germany (N-12.1,0-2.2 and N-11.2).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies ”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).